EXHIBIT 2

                                  [TRANSLATION]

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                                                    May 28, 2007

SECURITIES AUTHORITY                        TEL AVIV STOCK EXCHANGE
www.isa.gov.il                              www.tase.co.il

             IMMEDIATE REPORT REGARDING THE APPOINTMENT OF AUDITORS

1.   Name of the Auditor: Kesselman and Kesselman.

2.   Beginning date of service: May 24, 2007.

3.   Address: 25 Hamered Street, Tel Aviv

Beginning on March 22, 2006, the accounting firm of Kesselman and Kesselman served jointly with the accounting firm Somekh Chaikin as the Bank's Auditors.